VIA EDGAR

U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE: MacKenzie Realty Capital, Inc.
SEC Accession Nos. 0001550913-24-000034 and 0001550913-24-000041
Form 1-A/A - Offering Statement [Regulation A]
Filing Date: 2024-11-15 and 2024-11-18
Accepted: 2024-11-15 13:35:51 and 2024-11-18 17:09:11

To Whom It May Concern:

I have acted as counsel to MacKenzie Realty Capital, Inc. with respect to the preparation and filing of two Offering Statements on Form 1-A/A.  Unfortunately, the above referenced filings were misfiled, and should have appropriately been filed as a new Offering Statement on Form 1-A.  We will be filing a Form 1-A shortly.

I state and confirm that no securities were qualified by your office by the Forms 1-A/A filed above, and none has been sold thereunder.

Accordingly, I respectfully request Permission to Withdraw the filings referenced above.

With kind regards,

/s/ Chip Patterson
General Counsel and Chairman of the Board